POLICYHOLDER NOTICE

Thank you for purchasing insurance from the Chartis companies. Chartis insurance companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by Chartis insurance companies to brokers and independent agents in the United States by visiting our website at www.chartisinsurance.com/producercompensation or by calling 1 -800-706-3103.

91222(12/09)

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

National Union Fire Insurance Company of Pittsburgh, Pa.
A capital stock company

POLICY NUMBER: 02-933-08-15	REPLACEMENT OF POLICY NUMBER: 01-571-44-64

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS:

Item 1.	Name of Insured	MVC Capital, Inc

	Principal Address:	287 BOWMAN AVENUE
2ND FLOOR
PURCHASE, NY 10577

Item 2.	Bond Period from 12:01 a.m. August 14, 2010 to August 14, 2011 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability - Subject to Section 9, 10, and 12 hereof:

				Single Loss	Single Loss
				Limit of Liability	Deductible
	Insuring Agreement	A	(Fidelity)	$5,000,000	$ Nil
	Insuring Agreement	B	(Audit Expense)	$ 100,000	$5,000
	Insuring Agreement	C	(On Premises)	$5,000,000	$100,000
	Insuring Agreement	D	(In Transit)	$5,000,000	$100,000
	Insuring Agreement	E	(Forgery or Alteration)	$5,000,000	$100,000
	Insuring Agreement	F	(Securities)	$5,000,000	$100,000
	Insuring Agreement	G	(Counterfeit Currency)	$5,000,000	$100,000
	Insuring Agreement	H	(Stop Payment)	$100,000	$5,000
	Insuring Agreement	I	(Uncollectible Items of Deposit)	$100,000	$5,000

OPTIONAL COVERAGES ADDED BY RIDER:

	Insuring Agreement	J	Computer Systems	$5,000,000	$100,000
	Insuring Agreement	K	Unauthorized Signatures	$100,000	$5,000,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

2-14057 MANUSCRIPT

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

        © Chartis Inc. All rights reserved.

ITEM 4.
Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:  No Exceptions

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached thereto: : Endorsement #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11

ITEM 6.
The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 01-57 1-44-64 such termination or cancellation to be effective as of the time this bond becomes effective.

PREMIUM:  $16,701

2-14057 MANUSCRIPT

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

        © Chartis Inc. All rights reserved.

IN WITNESS WHEREOF, the Insurer has caused this policy to be signed on the Declarations by its President, a Secretary and its duly authorized representative.

PRESIDENT		SECRETARY

National Union Fire Insurance Company of Pittsburgh, Pa.		National Union Fire Insurance Company of Pittsburgh, Pa.

AUTHORIZED REPRESENTATIVE

COUNTERSIGNED AT	DATE	COUNTERSIGNATURE

OAKBRIDGE INSURANCE SERVICES LLC
580 COTTAGE GROVE RD
STE 101
BLOOMFIELD, CT 06002 - 3088

7234490

2-14057 MANUSCRIPT

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

        © Chartis Inc. All rights reserved.

ENDORSEMENT #1

This endorsement effective   12:01 a.m.   August 14, 2010  forms a part of policy number   02-933-08-15
issued to      MVC CAPITAL INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FIDELITY

In consideration of the premium charged, it is hereby understood and agreed that:

1.	Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

(A)
Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefore.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; or

(b)
to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

The word “Loan” as used in this Insuring Agreement means all extension of credit by the insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

2-14057

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

ENDORSEMENT # 1      (Continued)

This endorsement effective   12:01 a.m.   August 14, 2010forms a part of policy number   02-933-08-15
issued to        MVC CAPITAL INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

The word “Trading” as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

2-14057

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT # 2

This endorsement effective   12:01 a.m.   August 14, 2010forms a part of policy number   02-933-08-15
issued to        MVC CAPITAL INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.
REPRESENTATION OF INSURED

In consideration of the premium charged, it is hereby understood and agreed that:

1.	General Agreement (B) WARRANTY – is hereby deleted and replaced by the following:

WARRANTY

(B)	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this policy.

Any intentional misrepresentation, omission, concealment or any incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this policy.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

2-14057

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT # 3

This endorsement effective   12:01 a.m.   August 14, 2010  forms a part of policy number   02-933-08-15
issued to        MVC CAPITAL INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.
AMEND DEFlNlTION OF EMPLOYEE

It is agreed that:

1.	SECTION 1. DEFINITIONS, Subsection (a) "Employee", is amended by adding the following:

any employee of The Tokarz Group (including a leased employee of The Tokarm Group) while performing services for MVC Capital, Inc.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

2-14057

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRENTATIVE

ENDORSEMENT # 4

This endorsement effective   12:01 a.m.   August 14, 2010  forms a part of policy number   02-933-08-15
issued to     MVC CAPITAL INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

UNCOLLECTIBLE ITEMS OF DEPOSIT

1.	The attached bond is amended by adding the following lnsuring Agreement L asfollows:

Loss resulting directly from payments of dividends or funds shares, or withdrawals from a customer's account as direct result of ltems of Deposit which are not paid for any reason, including but not limited to Forgery or any other fraud, except when covered under lnsuring Agreement (A).

"ltems of Deposit" means anyone or more checks and drafts. ltems of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

2.
The following exclusion applies to lnsuring Agreement L: any loss resulting from uncollectible items of deposit which are drawn from a Financial Institution outside the fifty states of the United States of America, District of Columbia, Puerto Rico, Territories and possessions of the United States of America, or Canada.

3.
The Single Loss Limit of Liability applicable to this lnsuring Agreement is limited tothe sum of One Hundred Thousand Dollars ($100,000) and a single loss deductible amount of Twenty Five Thousand Dollars ($5,000).

2-14057

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRENTATIVE

ENDORSEMENT # 5

This endorsement effective   12:01 a.m.   August 14, 2010  forms a part of policy number   02-933-08-15
issued to     MVC CAPITAL INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

INSURING AGREEMENT J - COMPUTER SYSTEMS

It is agreed that:

1.	The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or
(2)	change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a)	Property t o be transferred, paid or delivered,
(b)	an account of the Insured, or of its customer, t o be added, deleted, debited or credited:
(c)	an unauthorized account of a fictitious account to be debited or credited;

(3)	voice instructions or advices having been transmitted to the lnsured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i)	cause the lnsured or its agent(s) to sustain a loss, and
(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,
(iii)	and further provided such voice instruction or advices:

(a)	were made by a person who purported to represent an individual authorized t o make such voice instruction or advices; and
(b)	were electronically recorded by the lnsured or its agent(s).

2-14057

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRENTATIVE

ENDORSEMENT # 5 (Continued)

This endorsement effective   12:01 a.m.   August 14, 2010  forms a part of policy number   02-933-08-15
issued to     MVC CAPITAL INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

(4)
It shall be a condition to recovery under the Computer Systems Rider thatthe lnsured or its agent(s)shall to the best of their ability electronically record all voice instructions or advices received over telephone. The lnsured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the lnsured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the lnsured

2.	As used in this Rider, Computer System means:

(a)	computers with related peripheral components, including storagecomponents, wherever located,
(b)	systems and application software,
(c)	terminal devices,
(d)	related communication networks or customer communication systems toinclude the Internet, and
(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.	In addition to the exclusions in the attached bond, the following exclusions areapplicable to this Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information,material or data; and
(b)
loss resulting directly or indirectly from entries or changes made by anindividual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that

2-14057

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRENTATIVE

ENDORSEMENT # 5   (Continued)

This endorsement effective   12:01 a.m.   August 14, 2010  forms a part of policy number   02-933-08-15
issued to     MVC CAPITAL INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

individual by a software contractor (or by a partner, officer or employee thereof) authorized by the lnsured t o design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4.	The following portions of the attached bond are not applicable to this Rider:

(a)	the initial paragraph of the bond preceding the lnsuring Agreements which reads "...at any time but discovered during the Bond Period."
(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY
(c)	Section 10-LIMIT OF LIABILITY

5.	The Coverage afforded by this rider applies only t o loss discovered by the lnsured during the period this Rider is in force.

6.
All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter t o involve the same individual and in that event shall be treated as one loss.

7.
The Limit of Liability for the coverage provided by this Rider shall be $5,000,000 X t being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8.
The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $100,000 X herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9.
If any loss is covered under this lnsuring Agreement and any other lnsuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one lnsuring Agreement or Coverage.

2-14057

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRENTATIVE

ENDORSEMENT # 5   (Continued)

This endorsement effective   12:01 a.m.   August 14, 2010  forms a part of policy number   02-933-08-15
issued to     MVC CAPITAL INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

10.
Coverage under this Rider shall terminate upon termination or cancellation of the bond t o which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

(a)	60 days after receipt by the lnsured of written notice from the Underwriter of its desire t o terminate or cancel coverage under this Rider, or
(b)	immediately upon receipt by the Underwriter of a written request from the lnsured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the lnsured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11.	Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice lnstructions or advices covered under this bond shall include Electronic Recording of such Voice lnstructions or advices."

12.
Not withstanding the foregoing, however, coverage afforded by this Rider is not designed t o provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the lnsured agrees t o make claim for such loss under its separate Policy.

2-14057

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRENTATIVE

ENDORSEMENT # 6   (Continued)

This endorsement effective   12:01 a.m.   August 14, 2010  forms a part of policy number   02-933-08-15
issued to     MVC CAPITAL INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORIZED SIGNATURES

It is agreed that:

1.	The attached bond is amended t o include the following insuring agreement:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the lnsured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the lnsured as a signatory on such account. It shall be a condition precedent to the Insured's right of recovery under this Coverage that the lnsured shall have on file signature of all persons who are signatories on such account.

2.	The Limit of Liability on the Agreement is $100,000 subject to a deductible of $5,000.

3.	Nothing herein contained shall be held t o vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY REMAIN UNCHANGED.

2-14057

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRENTATIVE

ENDORSEMENT # 7

This endorsement effective   12:01 a.m.   August 14, 2010  forms a part of policy number   02-933-08-15
issued to     MVC CAPITAL INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM (REPORTING BY E- MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.
Email Reporting of claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the lnsurer by email at the following email address:

Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the lnsurer by mailing such notice to: Chartis, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice t o (866) 227- 1750.

2.	Definitions: For this endorsement only, the following definitions shall apply:

(a)	"lnsurer" means the "lnsurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)
"Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)	"Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3.	This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

2-14057 99758 (08/08)

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRENTATIVE

ENDORSEMENT # 8

This endorsement effective   12:01 a.m.   August 14, 2010  forms a part of policy number   02-933-08-15
issued to     MVC CAPITAL INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ I T CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

2-14057 89644 (7/05)

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRENTATIVE

ENDORSEMENT # 9

This endorsement effective   12:01 a.m.   August 14, 2010  forms a part of policy number   02-933-08-15
issued to     MVC CAPITAL INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents o f the Policy is comprised of the following forms:

FORM NUMBER	EDITION	FORM TITLE
DATE
MANUSCRIPT		INVESTMENT COMPANY BLANKET BOND DEC PAGE
AMENDED FIDELITY
REPRESENTATION OF INSURED
AMEND DEFINITION OF EMPLOYEE
UNCOLLECTIBLE lTEMS OF DEPOSIT
INSURING AGREEMENT J - COMPUTER SYSTEMS
UNAUTHORIZED SIGNATURES
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
78859	10/01	FORMS INDEX ENDORSEMENT
ADDITIONAL INSURED RIDER

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

2-14057 78859 (10/01)

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT # 10

This endorsement effective   12:01 a.m.   August 14, 2010   forms a part of policy number   02-933-08-15
issued to     MVC CAPITAL INC.

by           National Union Fire Insurance Company of Pittsburgh, Pa.

ADDITIONAL INSURED RIDER

It is agreed that:

1.	Item 1 of the Declarations, "Name of Insured (herein called Insured)," is amended to include the following entity as an additional lnsured under the attached bond:

Additional Insured:	MVC Private Equity Fund, L.P.

Principal Address:	287 Bowman Avenue 2nd Floor Purchase, NY 10577

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

© All rights reserved.

2-14057

NOTICE:  THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT.  HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRENTATIVE

RESOLVED, that the Board, including all of the Independent Directors, hereby determines that the fidelity bond ("Fidelity Bond") covering any employee of the insured, as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under Section 17(g) of the 1940 Act, in the amount of $5,000,000 is reasonable in form and amount, after having given due consideration to the value of the assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Fund; and further

RESOLVED, that the Board, including all of the Independent Directors, hereby approves the procuring of a one-year extension to the term of the Fidelity Bond, and authorizes the payment by the Fund of a premium not to exceed $16,701 to cover such extension, after giving due consideration to all relevant factors, including, but not limited to, the amount of the coverage under the Fidelity Bond; and further

RESOLVED, that in the event that the amount of coverage under the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, the Fund's officers be, and hereby are, authorized to increase the amount of the Fidelity Bond coverage to comply with such requirements; and further

RESOLVED, that each of the Fund's officers is hereby designated to make any filings required by the SEC and to give any required notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 promulgated under the 1940 Act.

A premium of $16,701 has been paid by MVC Capital Inc. for $5,000,000 of Fidelity Bond coverage.  Fidelity Bond Policy covers the period August 14, 2010 to August 14, 2011.